EXHIBIT 8

Mr. Roger Hamilton
Genius Group Limited
8 Amoy Street, #01-01
Singapore 049950
VIA EMAIL

Subject to Rule 408
Rules of Evidence

November 11, 2024

RE: Notice of Rescission

Dear Mr. Hamilton:

This is a followup to the October 27, 2024 Breach/Rescission notice. This letter is to inform you of the GNS-LZGI rescission of the January 23, 2024 Asset Purchase Agreement and LZGI's willingness to deliver to GNS all "Purchase Price" shares (7,387,378) of GNS for the complete release of LZGI's assets. This would allow both companies to move in their respective directions.

Please confirm where we should send the documents memorializing the rescission.

Respectfully,

Peter B. Ritz
CEO, LZG International, Inc.

Michael Moe
Executive Chairman, LZG International, Inc.